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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  12686C-10-9              13G

1        NAME OF REPORTING PERSON                                 Helen A. Dolan
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)         N/A

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                         (B) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          U.S.A.

                           5.       SOLE VOTING POWER
 NUMBER OF
   SHARES
BENEFICIALLY               6.       SHARED VOTING POWER
  OWNED BY
    EACH                                                               5,334,229
  REPORTING                7.       SOLE DISPOSITIVE POWER
   PERSON                                                                      0
    WITH
                           8.       SHARED DISPOSITIVE POWER
                                                                       5,334,229

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       5,334,229

10.      CHECK  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                            3.5%

12.      TYPE OF REPORTING PERSON

                                                                              IN


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CUSIP No.  12686C-10-9               13G

              CONTINUATION PAGES OF AMENDMENT NO. 7 TO SCHEDULE 13G
                                    FILED BY
                                 HELEN A. DOLAN

Item 1(a)         Name of Issuer:

                  Cablevision Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  One Media Crossways
                  Woodbury, New York 11797

Item 2(a)         Name of Person Filing:

                  Helen A. Dolan

Item 2(b)         Address of Principal Business Office:

                  Cove Neck Road
                  Oyster Bay, New York  11771

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock

Item 2(e)         CUSIP Number:

                  12686C-10-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable.


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CUSIP No.  12686C-10-9               13G

Item 4.  Ownership

                  (a)      Amount Beneficially Owned

                           5,334,229  (as of December 31, 1998)

                           Total number of shares owned as of December 31, 1998 reflects, among other things, shares received as the result of 2-for-1 stock splits on March 30, 1998 and August 21, 1998.

                  (b)      Percent of Class:

                           3.5% (as of December 31, 1998)

                  (c) Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote: 0

                           (ii)     shared power to vote or to direct the vote:
                                    5,334,229

                           (iii) sole power to dispose or to direct the disposition of: 0

                           (iv) shared power to dispose or to direct the disposition of: 5,334,229

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  See Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.


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CUSIP No.  12686C-10-9                13G

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable because the statement is filed pursuant to Rule 13d-1(d).


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CUSIP No.  12686C-10-9               13G

SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 16, 1999

                                       Signature:  /s/ Helen A. Dolan
                                                   By William A. Frewin, Jr., as
                                                   attorney-in-fact
                                                   ----------------
                                       Name/Title: Helen A. Dolan
                                                   By William A. Frewin, Jr., as
                                                   attorney-in-fact


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CUSIP No.  12686C-10-9               13G

                                    Exhibit A

                  The Dolan Family Foundation, a New York not for profit corporation (the "Foundation"), as of December 31, 1998, owned 780,205 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The Foundation is organized as a Membership Corporation. The sole members, with lifetime terms, of the Foundation are Helen A. Dolan ("Mrs. Dolan") and her husband, Charles F. Dolan ("Mr. Dolan"). Mrs. Dolan does not have an economic interest in such shares, but as a member with her husband, does have the power to elect the directors of the Foundation and thus the indirect power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mrs. Dolan retains such powers, she is deemed to have beneficial ownership thereof.

                  As of December 31, 1998, the Charles F. Dolan 1997 Grantor Retained Annuity Trust (the "Trust") owned 4,534,024 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of the Issuer. The Class B Common Stock of the Issuer is convertible at the option of the holder share for share into Class A Common Stock of the Issuer. The Trust was established on April 30, 1997 by Mr. Dolan for estate planning purposes. For three years or until the earlier death of Mr. Dolan, the Trust will pay to Mr. Dolan a certain percentage of the fair market value of the property initially contributed to the Trust (the "Annuity"). If Mr. Dolan dies during such three-year term and is survived by Mrs. Dolan, the remaining portion of the Annuity will paid to Mrs. Dolan until the earlier of her death or the date three years from Mr. Dolan's death, provided that Mr. Dolan may revoke Mrs. Dolan's right to receive such payments. If Mr. Dolan is living at the expiration of the term of the Trust, the remainder will pass into another trust for the benefit of Mrs. Dolan and all descendants of Charles F. Dolan living at any time and from time to time. If Mr. Dolan is not living at the expiration of the term of the Trust, the then principal of the Trust will revert to his estate. The two co-trustees of the Trust are Mr. Dolan and Mrs. Dolan, who have the shared power to vote and dispose of the Trust's shares. Under certain rules of the Securities and Exchange Commission, so long as Mrs. Dolan retains such powers, she is deemed to have beneficial ownership thereof.

                  Mrs. Dolan, as of December 31, 1998, owned directly 20,000 shares of Class A Common Stock. Although Mrs. Dolan retains all economic interest in such shares, Mr. Dolan may be deemed a beneficial owner thereof.


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